[Letterhead of Otelco Inc.]

June 14, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Larry M. Spirgel
Assistant Director

Re:	Otelco Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No.: 001-32362

Ladies and Gentlemen:

Set forth below are the responses of Otelco Inc. (the “Company”), to the comment of the Staff of the Securities and Exchange Commission dated June 12, 2007 (the “Comment Letter”) with respect to the above-referenced filings. For your convenience, we have set forth below the Staff’s comment in bold followed by the Company’s response thereto.

8. Long-Term Debt, page 53

1. We note your response to comment 2 and we also note that in the current S-3 you are registering additional notes under the same indenture as the previously issued notes. Also we note your statement on page 6 of the S-3 that the subsidiaries that are not guarantors account for approximately 20.8% of your total revenues for the year ended December 31, 2006. In view of the above please amend your 2006 Form 10-K and the 3/31/07 Form 10-Q to comply with all the disclosures required by Rule 3-10 of Regulation S-X.

The Company has amended its 2006 Form 10-K and the 3/31/07 Form 10-Q in response to the Staff’s comment.

June 5, 2007

We trust that the foregoing is responsive to the Staff’s comment. Please do not hesitate to contact the undersigned with any questions or comments regarding any of the foregoing.

Sincerely, /s/ Michael D. Weaver Michael D. Weaver

cc:	Howard Haug, Chairman of the Audit Committee of the Board of Directors
Steven Khadavi, Dorsey & Whitney LLP
John Fenton, BDO Seidman, LLP